EXHIBIT 99.1

FIRSTSERVICE CORPORATION

(“FirstService”)

Annual and Special Meeting of

FirstService Shareholders held on April 6, 2023

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

	Brief Description of Matter Voted Upon	Outcome of Vote (1)	Proxies/Votes Received
			For	Against	Withheld	Not Voted
1.	Appointment of Pricewaterhouse-Coopers LLP, Chartered Accountants and Licensed Public Accountants, as the independent auditors of FirstService until the close of the next annual meeting of the shareholders and authorizing the directors of FirstService to fix their remuneration	Approved	37,713,013 (99.79%)	–	79,295 (0.21%)	–
2.	Individual election, as directors of FirstService, of the eight nominees named in the Management Information Circular of FirstService dated February 27, 2023 (the “Circular”)
	• Yousry Bissada	Approved	34,129,823 (90.31%)	–	3,662,485 (9.69%)	–
	• Elizabeth Carducci	Approved	37,753,984 (99.90%)	–	38,324 (0.10%)	–
	• Steve H. Grimshaw	Approved	34,093,146 (90.21%)	–	3,699,162 (9.79%)	–
	• Jay S. Hennick	Approved	33,972,229 (89.89%)	–	3,820,079 (10.11%)	–
	• D. Scott Patterson	Approved	37,731,508 (99.84%)	–	60,800 (0.16%)	–
	• Frederick F. Reichheld	Approved	34,372,958 (90.95%)	–	3,419,350 (9.05%)	–
	• Joan Eloise Sproul	Approved	37,426,446 (99.03%)	–	365,862 (0.97%)	–
	• Erin J. Wallace	Approved	28,489,026 (75.38%)	–	9,303,282 (24.62%)	–
3.	In respect of approving an amendment to the FirstService Stock Option Plan to increase the maximum number of Common Shares reserved for issuance pursuant to the exercise of stock options granted thereunder by 1,900,000, and to ratify and approve the issuance of certain stock options granted to certain employees of FirstService, all as more particularly set forth and described in the Circular	Approved	25,142,877 (66.53%)	12,649,431 (33.47%)	–	–
4.	Non-binding advisory resolution on FirstService’s approach to executive compensation as set out in the Circular	Approved	30,811,478 (81.53%)	6,980,829 (18.47%)	–	–

(1)	The number of votes disclosed for each of items 1 through 4 reflects proxies received by management in advance of the meeting and votes made on each ballot at the meeting.

DATED: April 6, 2023